Exhibit 17.1

From: Shimon Citron

Sent: Monday, May 15, 2017 8:59 AM

To: Har-Even, Oded; 'Gustavo Perrotta'; 'Ron Lubash'; ‘Claudio Girardi’; 'Pierluigi Bourlot'; ‘Zvi Riterband’; ’Amir Ohad’

Cc: ’Alon Ron’; 'Shimon Citron'

Subject: FW: citron

Dear Sirs,

It is clear that the issues detailed in my letter sent to you all on 6-5-2017 are not going to be amended to allow me to perform my job as CEO and a director of the EZTD Company.

Furthermore, last month I was called to take part in an urgent board meeting. In this meeting, the board, along with Pierluigi’s consent, and with my abstention, has resolved to increase the rights’ offering rom $4M (through a board resolution adopted just a few months prior to that), to $8M. The board has also resolved to authorize accepting another loan in the amount of $2.5M. To this date, I haven’t received the minutes of that board meeting in spite of my numerous and repetitive requests!! To this day, none of the resolutions of that board meeting materialized or were reported.

Therefore, you leave me no other alternative but to resign from my duties and responsibilities as CEO and a director of the EZTD Company. As you of course know, for all intents and purposes, my employment has been terminated by the company’s conduct.

This shall include my resignation from all directorships including the 5 that I have already sent letters about and the remaining USA directorships.

Due to all the above, I demand that we urgently release an 8-K.

Shimon

May 6, 2017

Members of the Board and shareholders,

Following my previous letters to you regarding the continuous misconduct of the Company toward me, along with the various corporate failures in its business and marketing activities during the past 6 months, and after the negotiations between us have not yielded positive results, you leave me no other alternative but to put the pertinent events in writing.

I expect to receive your comments to following issues within the next 5 business days. Your failure to respond to this letter or ignore it, would render my immediate resignation from my position as CEO and director of the US Company which, in fact as well as in law, would constitute your firing me from said positions.

I would like to remind you that I’ve already resigned my position as CEO of the Israeli company, which constitutes your firing me from said position, and director in 5 of the group’s companies (I am yet to receive your confirmation to said resignations and I understand that due to the company’s failure to pay the lawyer’s retainer fees, the law office does not take any action to amend the public records accordingly my said resignations).

From this point on, I am about to present a list of failures in conduct by the company, both by the board and the investors (acting as observers in the board meetings and otherwise), all of which had a severe and dramatic bad effect on the company’s situation. It has also effected my functioning as a director and the CEO of the company.

COMPANY’S CONDUCT

Lately, and to be more precise, for over 6 months the Company is not acting properly, to say the least.

I, as the nominated and presiding CEO have been deprived of all the powers granted to me in order to manage the organization as required!!! I no longer have any say in respect to which vendors or creditors the Company makes payments or not, and I don't have any authority over any other financial issue!!! And yet, at the same time, I’m still held responsible for many of the company’s matters!!!! How can this contradicting behavior by the Company be explained???!!

On 3 December 2016 I found out that Gustavo had decided that both Henry and Liran would travel to London for several presentations to investors. This has been done behind my back, without my knowledge, neither as the CEO of the company nor as a director of the Board. Just to remind you, at that time, Henry has been with the Company for just one month!! of the 2 months trial period of his employment!!

On December 8, 2016 I have written an email to both Gustavo and Ron in this respect. In that email I expressed my repulsion of this behavior, where I, the presiding CEO of the company is kept out of these acts and without letting me know who the meetings have been with. I have also stated that these actions are a pure vote of distrust in me and in effect, an act of dismissal from my position. Immediately on the next date, December 9, 2016, I received an ‘assuring’ email from Advocate Efrat Zohar, forwarded to me by Ron, saying, among other things, that the Board has not fired me but, in her words ‘is exploring the possibility of replacement for the role of CEO, and wanted to cooperate and discuss the options with you’. So here we are, the truth has finally come out!!!!

Needless to mention that Henry’s meetings in London did not bear any fruits. Despite all the above acts by the company, I have agreed to assist the company with raising capital. Hence, I travelled to Milan and met with Claudio. At the end of that meeting it has been agreed between Claudio and me that Claudio would inject into the Company an amount of $3M under the condition that the bond holders would convert their bonds into shares at an average company value of approximately $ 35M, pre-money.

Following, I received an email from Claudio, saying, in his words, “it would be very important for me, in the decision I have to take, to know if I can count on you as leader during the course of next years”, assuring me, that if I do, I would have his full support in coping with the Company’s hard times. That said, I’ve decided to accept Claudio’s request to stay on.

At the same time, Claudio, in a very bizarre move, has purchased the remaining 17% of the bonds for a much lower cost than the ongoing price, and forced the Company to buy them back from him for the full price, including interest, in the amount of 1,050K!!

In addition, 2 board resolutions, one of which has already been effectuated and the second one to be effectuated soon???, Needless to say, Protocall and reports to the stock exchange have not been provided to date. the Company has gone back to taking loans from Claudio and other investors in the amount of $6M, with the clear understanding that the Company is not in the position to repay these loans in the coming short period!! I would like to draw your attention that I have refrained from voting for this resolution in the second board meeting on the loan issues.

The Company’s CFO has written and asked for explanations regarding several payments to certain shareholders that have been made from the UK bank, in an unjust preference, (according to Bianca - loan repayments) earlier in March, instead of meeting the Company’s prior commitments and legal undertakings to other creditors!! I’m yet to receive your explanation in this matter!! Also Liran, the COO of the company has complained about this issue and Bianca has responded that these payments are not stoppable. It’s a clear unjust act of preferred creditors by using a bank account in which neither I nor the CFO have signature rights!!!

During the end of December 2016 and January 2017 there have been negotiations regarding the conditions of the injection of Claudio’s funds and the conversion of 83% of the bonds. During this period I have been coerced to sign 6 different documents in this respect, otherwise the whole process would not take place.

While at that, I was also coerced, both by Claudio and Gustavo, to sign Henry’s employment agreement despite of his very poor performance during the months of November and December 2016. My anger came to such a degree that I’ve refused to sign the checks for his salary. The company bypassed my resolution by effectuating a wire transfer in his benefit from the UK bank, even though his invoice was in Israeli Shekels!! Furthermore and needless to say that, that after 3 months of utter failure in marketing, the Company has notified Henry of his dismissal as marketing director and he was indeed replaced by a different person!!!

During Henry’s engagement as CMO our marketing activity has fell to its lowest level ever– the company has reached a record low of less than 6 (!!!) players per day compared to previously having around 150 - 600 players per day!!! And yet, no one seemed to care and remedy this issue!! To add insult to injury, I was, and still am the most experienced marketing person in the Company but I was forbidden to get involved in any marketing issues. As Claudio has put it to me – don’t get involved with this department!!!

Furthermore, in a board meeting held on February 5, 2017, where both Claudio and Pierluigi were present as observers, the board discussed the marketing activity. I have strongly opposed the board resolutions, by specifically stating that it was ‘ridiculous’ that the board voted to, retroactively, effectuate salary raises of 120% to several marketing personnel, as well as to Henry for very poor achievements!! The board has also adopted an unrealistic marketing plan to which I again objected. It was absolutely unacceptable to confirm such resolutions for past poor results and yet, the board has not listened to my objections and chose to adopt such erroneous decisions!!

I have asked Gustavo to convene a board meeting and was promised that a meeting would be held on the poor marketing results but such a meeting has never taken place.

The meeting was never held due to the fact that the investors could not attend (an email was sent in this respect on March 9, 2017).

Just to add insult to injury, the other day I heard from Tzvika that Henry has been brought to the company to serve as CEO, behind my back!!!

2 agreements that have been signed in January 2017, have not been honored by the Company:

Payments due to me for 2016, and b) the shares of Winner which should have been transferred are yet to be handed over to me!!! Needless to state that this failure has caused and is still causing major financial damages to Winner and myself, for which I reserve the right to seek remedies in any event. Furthermore, in respect to the winner deal, the Company has defaulted on its consideration undertaking by cancelling checks to BOSNET in the amount of $130K, thus effectuating a misrepresentation to me of the true total amount of the deal which amounts to, approximately 785K!! Furthermore, since the total consideration to BOSNET has not been paid, the software codes that should have been transferred to Winner are being held by BOSNET until total consideration has been fulfilled. This delay is causing significant monetary damages to Winner for which I reserve the right to seek remedies from you in the future.

In light of the fact that 3 months have passed and the company continues to lie consistently about the transfer of shares - I suspect that the contract was not signed in good faith so I immediately cancel the contract signed between us. In addition to require you to complete the payment of $ 215,000 under the contract that was signed between the parties on 17/10/16 which was reported to the stock exchange.

In respect to the amounts owed to me since September 2016 based on a recent agreement, the company still owes me a significant amount of money. According to an email sent to me on behalf of Zvi Riterband, appointed manager of behalf of the board, on April 10, 2017, I was promised to be paid by April 13, 2017, but, as always before, no payment has been effectuated!!

In light of the fact that 3 months have passed and the company continues to lie consistently about the transfer of money that owed me More than 8 months and promised to me in the contract - I suspect that the contract was not signed in good faith so I immediately cancel the contract signed between us, and demands immediate receipt of all money that owed to me, including bonuses!

In addition, I have also asked, repeatedly, both Gustavo and Bianca to get involved in the U.K. Bank account but have gotten no real response!! How is it possible that while most of the Company’s financial activity is carried out through the UK bank account, both the CEO and CFO were prevented from accessing that account??!!

In addition, I have received notice from my insurance company that my life insurance policy has been annulled due to the Company’s failure to pay the policy premiums. Needless to say that this is totally unacceptable and a breach of the company’s obligations to me. All payments in arrears must be immediately paid so that my insurance policy would be reinstated.

MY LOYALTY TO THE COMPANY

My naivety and commitment to the Company led me to sign personal guarantees in the Company’s bank accounts with Bank Mizrahi and Bank Mercantile, and it now backfires right in my face!! I have personally paid for the employees’ holiday gift vouchers because the company did not have the money to pay for it.

It has now climaxed to the point where, with great shock and outrage I’ve been served a court order to pay close to NIS 180,000 to WEB 3, for the company’s default to pay them and the court has warned me that it would foreclose on my personal effects if I don’t pay that amount within the next few days!!! This risk must be elevated from me by the Company immediately. I reserve the right to seek remedies in this matter as well.

Needless to say that through all my years as CEO of the company, I have given everything for the Company!!! I worked for almost 18 hours each day and I have fully cooperated with Gustavo and Ron all along. And yet, with the intent to avoid payments owed to me (including social benefits), the board has been trying to terrorize me by various intimidating acts and threatening to publish allegations that I have financially mismanaged the company. Amidst these allegations,

I’ve been asked, by Tzvika a month ago, an array of questions. My answers have actually refuted all suspects raised against me by the board in this respect, and all the defamatory allegations against me have been found groundless

BOARD MEMBERS / INVESTORS CONDUCT TOWARDS COMPANY’S CEO

In many occurrences I was personally told, emailed and forced to accept various resolutions while a ‘gun was held to my head’ indicating that “if I do not sign certain documents, there would be problems”. This is a situation that, as the CEO of the Company, I’m acting under threats and intimidation.

The same people who have asked me to stay on in my position and have been with me in all previous major decisions, are now against me and want me to act as their ‘rubber stamp’ for all their plans, including issues of Israeli banks & government authorities, including the authorities in the USA.

As a result, employees of the Company took the liberty to behave toward me in an offensive way and disobey my instructions. And yet, Gustavo has told me not to dismiss them despite their conduct!!!

I am puzzled at the reason why Gustavo has asked me to ignore this kind of misbehavior and prevent me from taking the obvious measure in this kind of situation and to fire them.

During the months of January and February 2017, Pierluigi’s behavior towards me was nothing less than shameful. Instead of utilizing my experience and knowledge in marketing he chose to simply ignore me. During his visit to Israel, other than saying hi he did not consult with me at all. Instead I have been pressured to negotiate settlements and postpone payments to vendors which resulted in reducing our debts in about 25% but at the end, when these payments became due, the Company failed to pay them!! Needless to say that all belated payments and unpaid amount are causing the Company significant problems and would end up with additional expenses and costs.

Last Sunday, the company has reached yet another low record by prohibiting my entrance to the Company’s premises after 15 years of service!! I simply came to discuss the situation of not getting the money due to me for a long time!!! I was sarcastically told that as CEO of the American company, I should go to America, even though the sole office of the American company is in 6 Coifman st. Tel Aviv. COMPANY’S MISCOMPLIANCE WITH CYPRIOT AND VANUATO RULES

As a reminder, according to the Cypriot law it is unlawful to give out bonuses to customers. As CEO, I have instructed to cancel bonuses in order to avoid being exposed to this regulatory breach!!

Bianca has been involved in the bonus structure and is the one who was against fixing this misconduct by the Company, fearing excessive withdrawals to be brought before her by the sales staff (this problem is currently in the system). As a result, we are currently breaching Cypriot regulations of our commercial activity!!

The company has not reserved the $1M segregation funds in Vanuatu, where one of Company’s licenses is from!!

GENERAL MISCONDUCT

The company recognizes debt to third parties internally but ignores creditors externally, even when risking being faced with court proceedings!!

The company is losing $500,000 per month and nobody seems to care!!

According to the business plan that has been presented by Bianca, there is a significant retreat of the CMO from the figures he has committed himself to prior to signing his contract.

What triggered my email of April 2, 2017 was the attempt by the CFO to stop payments of checks made out to long term suppliers, without having the authority to do so. Luckily, I was able to cancel his instructions and avoid major damages to company had these checks been canceled. Still, right one day after, you changed the signatory rights, including mine and thus enabled the cancellation of the checks, an illegal act!!!!

CONCLUDING COMMENTS

It is quite obvious that the way the Company is acting now is completely wrong, unlawful and would cause its collapse.

The Company is acting in a pathetic manner as the Board fails to take care of the needs of the Company as it should, and instead addresses various issues of the shareholders, who, practically and actually are managing the board meetings and consequently, the company itself!!

The current renewal of the Directors’ insurance does not cover insolvency which could happen any day now, (the insurance policy that becomes effective April 1, 2017).

The shareholders have forced the Company to sign 2 consulting agreements with Bianca and Pierluigi.

Needless to state that according to Bianca’s agreement, which she has signed, she is to report only to the Company’s directors, while in reality she is reporting to and following the shareholders instructions all that while the company is paying her salary!!!

The Board is not in control of the risk management, in light of the election results in France, and thus, failure by the risk manager to report to you and take measures to secure the trades, the Company already lost an amount of $250K!! in case the company would not take the proper measures to secure the risks, it may face additional damages and losses!! It is utterly unacceptable that the board would be aware to taking unilateral risks by the risk department without taking measures to either hedge off or not!!!

SUMMARY

The CEO of the Company must have all powers and authority to fulfill his role.

Sums that are owed to me are not being paid, despite the signed agreement and thus is considered a breach thereof, holding back wages. At the same time, however, Henry has already been paid all his funds.

I hereby demand that you immediately rectify the situation so I can act as the Company’s CEO according to my job and responsibilities.

In case my demands are not met, I would have no other alternative but to resign from all my duties and responsibilities as CEO of the Company, including all directorship responsibilities, and my resignation would be considered as my dismissal from the Company, due to the conduct as detailed above.

Furthermore, your breach of the agreements with me initials me to every lawful remedies.

In general, the Company’s future is quite vague. Vendors and creditors call in, asking for their money. Some even do this while screaming at Company’s staff, some even make threats!! Salaries have been paid much in arrears, while social benefits and tax withheld payments have not been paid to the government agencies!! Rent is passed due and there is risk of eviction at any time now!!

Shimon citron